ARTICLES OF AMENDMENT

AMENDMENT I

First: ARTICLE I of the Articles of Incorporation as now filed is stricken in its entirety and the following Article I substituted therefor as if it had been a part of the original Articles of Incorporation;

                                    ARTICLE I
                                NAME AND PURPOSE

The complete name of the corporation is: SunBank Resorts International, Inc. The purpose for which this Corporation is created is to conduct any lawful business or businesses for which corporations may be incorporated pursuant to Chapter 78 of the Nevada Revised Statutes, and shall have all the powers as provided thereunder.

Second: The date of adoption of this amendment to Article I, by the shareholders of this Corporation, is September 06, 2001.

Third: ARTICLE III of the Articles of Incorporation as now filed is stricken in its entirety and the following Article III substituted therefor as if it had been a part of the original Articles of Incorporation;

                                   ARTICLE III
                                  CAPITAL STOCK

1. Number of shares. The aggregate number of capital stock shares, which the Corporation shall have authority to issue, is one hundred million (100,000,000) shares, of common stock, $.001 par value. The Board of Directors may, in its discretion, issue preferred stock and debt securities with such terms and conditions as it may decide, without shareholder approval.

2. Voting Rights of Shareholders. Each voting shareholder of record shall have one vote for each share of stock standing in his name on the books of the Corporation and entitled to vote. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

3. No Preemptive Rights. No shareholder of the Corporation shall have any preemptive or other rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

4. Shareholder Distributions. The Board of Directors may from time to time distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the Corporation, a portion of its assets, in cash or property, subject to the limitations contained in the statutes of the State of Nevada.

5. No Assessments. After the subscription price, a par value of the capital stock of the Corporation has been paid, such capital stock shall not be subject to any assessments.

Fourth: The date of adoption of this amendment to Article III, by the shareholders of this Corporation, is September 06, 2001.

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Fifth: The amendments set forth here-in above were submitted to the stockholders of this Corporation on September 06, 2001 for approval in the manner provided for by the Nevada Revised Statutes Section 78.385 and 78.390. Stockholders representing ownership in excess of fifty one (51) percent of the total number of issued and outstanding shares did vote in favor of the amendment of Article I and Article III and for the amendment of Article I and III to become effective on September 07, 2001. The number voting against amending Article I and Article III was zero.

Dated: 09/07/2001

/s/   Kevin Ericksteen
-----------------------
Kevin Ericksteen, President and Director

STATE OF ARIZONA                    )
                                    ):SS
COUNTY OF MARICOPA                  )

On this 11 day of September, 2001 before me, a Notary Public in and for the County and State personally appeared Kevin Ericksteen known to me to be the person whose name is subscribed to the foregoing instrument, who duly acknowledged to me that he executed the same for the purpose therein mentioned.

ON WITNESS WHEREOF, I have hereto set my hand and official seal of the County and State this 11 day of September, 2001

/s/Danuta T. Curry-Cole                    My commission expires: Sept. 13, 2002
-----------------------
   Danuta T. Curry-Cole

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